EXHIBIT 99.1

Spark Networks® Acquires HurryDate®

BEVERLY HILLS, Calif., February 1, 2007 - Spark Networks plc (AMEX: LOV), one of the largest providers of online personals services in the United States, announced today that it has acquired the assets of HurryDate (www.hurrydate.com), a leading online personals and singles events company.

“Adding HurryDate to the Spark family is another step towards expanding our offline presence and solidifies our position as the only leading online personals provider to effectively ‘marry’ the online and offline dating worlds,” stated Greg Liberman, Spark Networks’ President and Chief Operating Officer. “We are focused on smoothing the process of introduction by making it easier for singles to meet and get to know one another whether online or offline.”

Liberman continued, “This is an opportunity for us to not only strengthen HurryDate’s position as the premier player in the speed dating business and to expand JDate®’s existing events business, but also to offer events and parties to the other communities in our network.”

“We’re excited to come together with a forward-thinking organization that understands the value that face-to-face introductions bring to the online personals experience,” stated Ken Deckinger, HurryDate’s CEO. “Spark’s online singles communities, such as JDate.com, BlackSingles.com® and Relationships.com™ make for exciting new event possibilities.”

Started originally as a singles event company in New York City in 2001, HurryDate parties are now held in over 50 major cities across the U.S. and Canada. Singles sign up for parties held at popular bars and lounges where they go on multiple mini-dates in one night. HurryDate Online, launched in March 2004, features innovative matching options and communication tools for local singles online.

About Spark Networks plc:

Spark Networks’ American Depository Shares trade on the American Stock Exchange under the symbol “LOV,” and its Global Depositary Shares trade on the Frankfurt Stock Exchange under the symbol “MHJG.” In addition to JDate.com (www.jdate.com), the Spark Networks portfolio of consumer websites includes, among others, AmericanSingles®.com (www.americansingles.com), BBWPersonalsPlus®.com (www.bbwpersonalsplus.com), BlackSingles.com (www.blacksingles.com), CatholicMingle™.com (www.catholicmingle.com), LDSMingle®.com (www.ldsmingle.com), LDSSingles.com™ (www.ldssingles.com), PrimeSingles™.net (www.primesingles.net), and Relationships.com (www.relationships.com).

Spark Networks Contacts:

Investors:	Mark Thompson
+ 1 323 836 3000
mthompson@spark.net

Media:	Gail Laguna
+ 1 323 836 3000
glaguna@spark.net